EXHIBIT A
ORE RESERVES
Ore Reserve estimates are reported in accordance with the requirements of the SEC’s Industry Guide 7. Accordingly, as of the date of reporting, all Ore Reserves are planned to be mined out under the life-of-mine plans within the period of AngloGold Ashanti’s existing rights to mine, or within the renewal periods of AngloGold Ashanti’s rights to mine. In addition, as of the date of reporting, all Ore Reserves are covered by required permits and governmental approvals.
AngloGold Ashanti has standard procedures for the estimation of Ore Reserves. These standard procedures are performed by technical personnel at the mining operations and reviewed by regional and corporate competent persons.
In the case of its underground mines, the procedure is as follows: Firstly, gold content and tonnage are estimated for in-situ mineralized material at a mining operation. This mineralized material is not necessarily economically viable. Exclusions on the grounds of safety (for example, stability pillars and shaft pillars) are then defined. Grade and tonnage curves specific for each of the deposits, in conjunction with parameters such as the cost structure; yield; mine call factor and gold price estimates are used to determine an optimal mining mix. This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and Ore Reserve tonnage for the operation. A full mine design is carried out on the blocks of mineralized material, excluding large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criterion and practical limitations of access and timing. If the review process is positive then the mineralized material (with dilution) included in the mining plan is declared and published as the Ore Reserve for that operation.
In the case of open-pit mines the procedure is as follows: revenue and costs are calculated for each mining block within a three-dimensional model of the orebody using assumed values for gold price, operating costs and metallurgical recoveries. An optimization process is then applied to determine the combination of blocks within the model that make a positive contribution under these assumptions. Block selection is within a shell whose limits are defined by the planned slope angles of the pit. Within this process, a cut-off grade is applied which determines the ore blocks to be treated and included in the Ore Reserves. These blocks are scheduled with consideration being given to practical mining considerations and limitations. Scheduled ore blocks that are classified as Proven or Probable constitute the Ore Reserve.
The gold price and exchange rate used for June 2011 and December 2010 Ore Reserves are outlined in the following table.

	June 2011	Dec 2010	Dec 2010
		(3 year average)	(Business Plan)	Units

Reserve Gold Price	1,100	1,015	850	US$/oz

Exchange Rate — South Africa	7.63	8.00	8.71	ZAR/US$

The Ore Reserves determined from the planning process were then tested for economic viability at the three-year historical average gold price of US$1,112 per ounce and ZAR/US$ currency exchange rate of 7.85 for determining SEC compliant Ore Reserves. The resultant SEC compliant Proven and Probable Ore Reserves are shown in the following pages.
In Australia and South Africa, AngloGold Ashanti is legally required to publicly report Ore Reserves and Mineral Resources according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC 2004) and the South African Code for Reporting of Mineral Resources and Ore Reserves (SAMREC 2007). The SEC’s Industry Guide 7 does not recognize Mineral Resources. Accordingly, AngloGold Ashanti does not report estimates of Mineral Resources in this report on Form 6-K.

The AngloGold Ashanti Ore Reserve increased from 71.2 million ounces in December 2010 to 74.0 million ounces in June 2011. A six month increase of 5.4 million ounces occurred before the subtraction of 2.6 million ounces for depletion, resulting in an increase of 2.8 million ounces after the subtraction of depletion. It should be noted that changes in the economic assumptions from December 2010 to June 2011 resulted in the Ore Reserve increasing by 2.3 million ounces while exploration and modeling resulted in a further increase of 1.1 million ounces. The remaining increase of 2.0 million ounces resulted from various other factors.
The principal changes in AngloGold Ashanti’s Ore Reserves as at June 30, 2011 compared with those published as at December 31, 2010 are as follows:

Ore Reserve		Million ounces

Ore Reserve as at December 31, 2010		71.2
Reductions
Other	Total non-significant changes	(0.9)
Additions
Navachab	Improved Ore Reserve price	0.5
Obuasi	Improved Ore Reserve price	0.6
Cripple Creek and Victor	Additional area added to Mine Life Extension Two	0.9
Geita	Improved Ore Reserve price	1.0
Other	Total non-significant changes	0.7

Ore Reserve as at June 30, 2011		74.0

     Rounding of figures may result in computational discrepancies.
Ore reserves at June 30, 2011 have been calculated using a gold price of $1,100 per ounce (2010: $850 per ounce).
AngloGold Ashanti will continue to pursue a strategy of increasing value-adding Ore Reserves through expansion projects, brownfields and greenfields exploration and acquisition of new assets.
The Ore Reserve estimates in this document include Ore Reserves below current infrastructure in the case of certain South African, Brazilian and Ghanaian underground mines which are in production. These Ore Reserves have been determined based upon completed economic studies.
BY-PRODUCTS
Several by-products are recovered as a result of the processing of gold Ore Reserves. These include 46.8 million pounds of uranium oxide from the South African operations, 0.49 million tons of sulfur from Brazil and 37.6 million ounces of silver from Argentina.

EXTERNAL AUDIT OF MINERAL RESOURCE AND ORE RESERVE STATEMENT
During the course of the year and as part of the rolling audit program, AngloGold Ashanti’s 2010 grade models for the following operations were submitted for external audit by a number of international consulting companies:
•	Geita

•	Obuasi

•	Siguiri

•	Sunrise Dam — Underground

•	Cripple Creek and Victor

•	Cerro Vanguardia

•	Serra Grande

•	AGA Mineração — Cuiaba
The Company has been informed that the audit identified no material shortcomings in the process by which AngloGold Ashanti’s grade models were evaluated. It is the Company’s intention to continue this process so that each of its operations will be audited every three years.
COMPETENT PERSONS
The information in this report that relates to Ore Reserves is based on information compiled by the Competent Persons. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resources and Ore Reserves information in this report, in the form and context in which it appears.
During the past decade, the Company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources or Ore Reserves. A chain of responsibility exists from the Competent Persons at the operations to the Company’s Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc Hons (Geology), FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

	At June 30, 2011
	Proven Ore Reserves(1)			Probable Ore Reserves(1)(2)			Metallurgical
			Gold			Gold	Recovery
	Tons(5)	Grade	Content(1)	Tons(5)	Grade	Content(1)	Factor
Ore Reserves: Imperial	(mill)	(oz/ton)	(mill oz)	(mill)	(oz/ton)	(mill oz)	percent

South Africa
Vaal River (6)
Great Noligwa	4.19	0.229	0.96	1.98	0.210	0.42	96.0
Kopanang	1.10	0.207	0.23	14.44	0.187	2.71	95.6
Moab Khotsong (2)	1.89	0.320	0.60	18.19	0.371	6.75	95.4 -95.6	(4)
West Wits
Mponeng (2)	3.69	0.223	0.82	43.96	0.292	12.83	97.4-98.2	(4)
Savuka	0.04	0.115	0.00	3.54	0.180	0.64	97.0
TauTona	0.32	0.221	0.07	6.90	0.272	1.87	97.2

Surface
Surface sources	—	—	—	118.28	0.014	1.65	36-88	(4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3)	—	—	—	36.86	0.123	4.52	84.5; 91.3	(10)
Ghana
Iduapriem	29.73	0.039	1.16	28.70	0.045	1.30	95.0
Obuasi (2)	16.30	0.195	3.18	29.92	0.212	6.35	85.0

Guinea
Siguiri (85 percent) (3)	41.71	0.018	0.75	81.80	0.020	1.66	92.0

Mali
Morila (40 percent) (3)	0.60	0.051	0.03	2.95	0.033	0.10	89.0
Sadiola (38 percent) (3)	3.54	0.076	0.27	43.37	0.047	2.04	76-96	(4)
Yatela (40 percent) (3)	0.73	0.021	0.02	0.91	0.058	0.05	75-85	(4)

Namibia
Navachab	12.46	0.023	0.28	63.70	0.033	2.08	69.5; 85.0	(9)

Tanzania
Geita	—	—	—	62.69	0.084	5.24	46-91	(4)

Australasia
Australia
Sunrise Dam	16.70	0.035	0.59	8.57	0.122	1.05	84.8-86	(4)
Tropicana (70 percent) (3)	19.87	0.067	1.33	23.61	0.060	1.41	90.3

Americas
Argentina
Cerro Vanguardia (92.5 percent) (3)(7)	11.61	0.041	0.47	10.15	0.142	1.45	95.0

Brazil
AGA Mineração(2) (8)	5.39	0.185	0.99	7.20	0.160	1.16	88-93	(4)
Serra Grande (50 percent)(3)	2.36	0.098	0.23	1.45	0.118	0.17	92.2-95.3	(4)

United States of America
Cripple Creek & Victor		187.30	0.024	4.52	100.05	0.021	2.11 43-95	(4)

Total	359.54	0.046	16.51	709.24	0.081	57.53

(1)	Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Probable Ore Reserves include Ore Reserves below infrastructure. See table below.

(3)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor varies according to ore type.

(5)	Tons refer to a short ton, which is equivalent to 2 000lbs avoirdupois.

(6)	The Vaal River Ore Reserves include 46.8 million pounds of uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.

(7)	The Ore Reserve contains 37.6 million ounces of silver to be recovered as a by-product.

(8)	The Ore Reserve contains 0.49 million tons of sulfur to be recovered as a by-product.

(9)	DMS plant and CIP plant, respectively.

(10)	Open pit and underground mining, respectively.

Rounding of figures may result in computational discrepancies.

The June 2011 Interim Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

			Gold Content
Mine	Tons (millions)	Grade (ounces/ton)	(million ounces)

Mponeng	34.06	0.311	10.58

Moab Khotsong	11.47	0.366	4.19

Obuasi	2.99	0.381	1.14

AGA Mineração	3.90	0.170	0.66

Total	52.42	0.316	16.57

Rounding of figures may result in computational discrepancies.

	At December 31, 2010
	Proven Ore Reserves(1)			Probable Ore Reserves(1)(2)
			Gold			Gold	Metallurgical
	Tons(5)	Grade	Content(1)	Tons(5)	Grade	Content(1)	Recovery Factor
Ore Reserves: Imperial	(mill)	(oz/ton)	(mill oz)	(mill)	(oz/ton)	(mill oz)	percent

South Africa
Vaal River (6)
Great Noligwa	4.44	0.225	1.00	1.98	0.210	0.42	96.0
Kopanang	1.37	0.230	0.31	14.71	0.190	2.79	95.6
Moab Khotsong (2)	2.03	0.305	0.62	18.57	0.370	6.87	95.4 -95.6	(4)
West Wits
Mponeng (2)	4.58	0.234	1.07	43.96	0.292	12.83	97.4-98.2	(4)
Savuka	0.09	0.147	0.01	3.60	0.181	0.65	97.0
TauTona	0.75	0.226	0.17	7.01	0.269	1.89	97.2

Surface
Surface sources	—	—	—	121.79	0.014	1.74	40-88	(4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3)	—	—	—	36.86	0.123	4.52	84.5; 91.3	(10)

Ghana
Iduapriem	32.21	0.039	1.26	27.23	0.045	1.24	95.0
Obuasi (2)	16.30	0.195	3.18	27.12	0.212	5.75	85.0

Guinea
Siguiri (85 percent) (3)	43.05	0.018	0.78	74.34	0.021	1.60	90-95	(4)

Mali
Morila (40 percent) (3)	2.59	0.049	0.13	2.95	0.033	0.10	89.0
Sadiola (38 percent) (3)	2.57	0.086	0.22	38.88	0.053	2.08	76-96	(4)
Yatela (40 percent) (3)	0.31	0.023	0.01	1.36	0.052	0.07	75-85	(4)

Namibia
Navachab	15.73	0.030	0.47	32.78	0.042	1.38	69.5; 86.5	(9)

Tanzania
Geita	—	—	—	45.10	0.093	4.21	46-89	(4)

Australasia
Australia
Sunrise Dam	7.93	0.050	0.40	7.38	0.133	0.98	85.5-86	(4)
Tropicana (70 percent) (3)	18.57	0.066	1.23	18.41	0.062	1.13	90.3

Americas
Argentina
Cerro Vanguardia (92.5 percent) (3)(7)	10.51	0.036	0.37	9.45	0.155	1.47	95.0

Brazil
AGA Mineração(2) (8)	5.45	0.197	1.07	6.70	0.160	1.07	93.0
Serra Grande (50 percent)(3)	2.17	0.100	0.22	1.45	0.121	0.18	90.9-94.9	(4)

United States of America
Cripple Creek & Victor	162.25	0.024	3.84	86.81	0.022	1.89	43-95	(4)

Total	332.90	0.049	16.34	628.45	0.087	54.86

(1)	Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Probable Ore Reserves include Ore Reserves below infrastructure. See table below.

(3)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor varies according to ore type.

(5)	Tons refer to a short ton, which is equivalent to 2 000lbs avoirdupois.

(6)	The Vaal River Ore Reserves include 47.6 million pounds of uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.

(7)	The Ore Reserve contains 34.6 million ounces of silver to be recovered as a by-product.

(8)	The Ore Reserve contains 0.49 million tons of sulfur to be recovered as a by-product.

(9)	DMS plant and CIP plant, respectively.

(10)	Open pit and underground mining, respectively.

Rounding of figures may result in computational discrepancies.

The December 2010 Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

			Gold Content
Mine	Tons (millions)	Grade (ounces/ton)	(million ounces)

Mponeng	34.06	0.311	10.58

Moab Khotsong	11.47	0.366	4.19

Obuasi	2.99	0.381	1.14

AGA Mineração	3.54	0.172	0.61

Total	52.06	0.317	16.53

Rounding of figures may result in computational discrepancies.

	At June 30, 2011
	Proven Ore Reserves(1)			Probable Ore Reserves(1)(2)
			Gold			Gold	Metallurgical
	Tonnes(6)	Grade	Content	Tonnes	Grade	Content	Recovery factor
Ore Reserves: Metric	(mill)	(g/t)	(tonnes)	(mill)	(g/t)	(tonnes)	percent

South Africa
Vaal River(5)
Great Noligwa	3.80	7.84	29.79	1.80	7.20	12.95	96.0
Kopanang	1.00	7.10	7.07	13.10	6.42	84.15	95.6
Moab Khotsong(2)	1.71	10.97	18.80	16.50	12.73	210.06	95.4-95.6	(4)
West Wits
Mponeng(2)	3.35	7.63	25.58	39.88	10.01	399.19	97.4-98.2	(4)
Savuka	0.04	3.95	0.14	3.21	6.18	19.83	97.0
TauTona	0.29	7.58	2.17	6.26	9.31	58.31	97.2

Surface
Surface sources	—	—	—	107.30	0.48	51.34	36-88	(4)

Continental Africa
Democratic Republic of the Congo
Kibali	—	—	—	33.44	4.21	140.69	84.5; 91.3	(10)

Ghana
Iduapriem	26.97	1.33	35.98	26.03	1.55	40.36	95.0
Obuasi(2)	14.79	6.68	98.76	27.14	7.27	197.38	85.0

Guinea
Siguiri (85 percent)(3)	37.84	0.62	23.39	74.21	0.69	51.53	92.0

Mali
Morila (40 percent)(3)	0.55	1.75	0.96	2.67	1.14	3.04	89.0
Sadiola (38 percent)(3)	3.21	2.60	8.35	39.34	1.62	63.56	76-96	(4)
Yatela (40 percent)(3)	0.67	0.70	0.47	0.83	2.00	1.66	75-85	(4)

Namibia
Navachab	11.30	0.78	8.84	57.79	1.12	64.57	69.5; 85.0	(9)

Tanzania
Geita	—	—	—	56.87	2.87	162.92	50-91	(4)

Australasia
Australia
Sunrise Dam	15.15	1.22	18.44	7.77	4.18	32.51	84.8-86	(4)
Tropicana (70 percent)(3)	18.03	2.30	41.45	21.42	2.04	43.75	90.3

Americas
Argentina
Cerro Vanguardia (92.5 percent) (3)(7)	10.53	1.40	14.69	9.21	4.88	44.94	95.0
Brazil
AGA Mineração (8)	4.89	6.33	30.93	6.53	5.50	35.95	88-93	(4)
Serra Grande (50 percent) (3)	2.14	3.38	7.22	1.32	4.04	5.32	92.2-95.3	(4)

United States of America Cripple Creek & Victor	169.92	0.83	140.46	90.76	0.72	65.52	43-95	(4)

Total	326.17	1.57	513.49	643.41	2.78	1,789.53

(1)	Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Probable Ore Reserves include Ore Reserves below infrastructure. See table below.

(3)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor varies according to ore type.

(5)	The Vaal River Ore Reserves include 21.2 thousand tonnes of uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.

(6)	Tonnes refer to a metric tonne which is equivalent to 1000 kilograms.

(7)	The Ore Reserve contains 1 169 tonnes of silver to be recovered as a by-product.

(8)	The Ore Reserve contains 0.44 million tonnes of sulfur to be recovered as a by-product.

(9)	DMS plant and CIP plant, respectively.

(10)	Open pit and underground mining, respectively.

Rounding of figures may result in computational discrepancies.

The June 2011 Interim Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)

Mponeng	30.90	10.65	329.13

Moab Khotsong	10.40	12.54	130.46

Obuasi	2.71	13.08	35.49

AGA Mineração	3.54	5.83	20.63

Total	47.55	10.85	515.71

Rounding of figures may result in computational discrepancies.

	At December 31, 2010
	Proven Ore Reserves(1)			Probable Ore Reserves(1)(2)
			Gold			Gold	Metallurgical
	Tonnes(6)	Grade	Content	Tonnes	Grade	Content	Recovery factor
Ore Reserves: Metric	(mill)	(g/t)	(tonnes)	(mill)	(g/t)	(tonnes)	percent

South Africa
Vaal River(5)
Great Noligwa	4.03	7.71	31.06	1.80	7.20	12.95	96.0
Kopanang	1.24	7.87	9.76	13.35	6.51	86.84	95.6
Moab Khotsong(2)	1.84	10.46	19.26	16.84	12.69	213.71	95.4-95.6	(4)

West Wits
Mponeng(2)	4.15	8.01	33.27	39.88	10.01	399.19	97.4-98.2	(4)
Savuka	0.08	5.05	0.42	3.27	6.20	20.29	97.0
TauTona(2)	0.68	7.73	5.29	6.36	9.23	58.66	97.2

Surface
Surface sources	—	—	—	110.49	0.49	54.10	40-88	(4)

Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (3)	—	—	—	33.44	4.21	140.69	84.5; 91.3	(10)

Ghana
Iduapriem	29.22	1.34	39.09	24.70	1.56	38.49	95.0
Obuasi(2)	14.79	6.68	98.76	24.60	7.27	178.79	85.0

Guinea
Siguiri (85 percent)(3)	39.05	0.62	24.38	67.44	0.74	49.71	90-95	(4)

Mali
Morila (40 percent)(3)	2.35	1.68	3.93	2.68	1.14	3.04	89.0
Sadiola (38 percent)(3)	2.33	2.95	6.88	35.27	1.83	64.59	76-96	(4)
Yatela (40 percent)(3)	0.28	0.79	0.22	1.24	1.78	2.20	75-85	(4)

Nambia
Navachab	14.27	1.02	14.49	29.74	1.45	42.99	69.5; 86.5	(9)

Tanzania
Geita	—	—	—	40.92	3.20	131.06	46-89	(4)

Australasia
Australia
Sunrise Dam	7.20	1.71	12.30	6.69	4.56	30.53	85.5-86	(4)
Tropicana (70 percent)(3)	16.85	2.26	38.16	16.70	2.11	35.29	90.3

Americas
Argentina
Cerro Vanguardia (92.5 percent) (3)(7)	9.54	1.22	11.63	8.57	5.32	45.62	95.0

Brazil
AGA Mineração (8)	4.94	6.74	33.34	6.08	5.50	33.41	93.0
Serra Grande (50 percent) (3)	1.96	3.42	6.72	1.32	4.15	5.47	90.9-94.8	(4)

United States of America
Cripple Creek & Victor	147.19	0.81	119.37	78.76	0.75	58.76	43-95	(4)

Total	302.00	1.68	508.32	570.12	2.99	1,706.39

(1)	Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.

(2)	Probable Ore Reserves include Ore Reserves below infrastructure. See table below.

(3)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.

(4)	Recovery factor varies according to ore type.

(5)	The Vaal River Ore Reserves include 21.6 thousand tonnes of uranium oxide by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.

(6)	Tonnes refer to a metric tonne which is equivalent to 1000 kilograms.

(7)	The Ore Reserve contains 1 078 tonnes of silver to be recovered as a by-product.

(8)	The Ore Reserve contains 0.44 million tonnes of sulfur to be recovered as a by-product.

(9)	DMS plant and CIP plant, respectively.

(10)	Open pit and underground mining, respectively.

Rounding of figures may result in computational discrepancies.

The December 2010 Probable Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)

Mponeng	30.90	10.65	329.13

Moab Khotsong	10.40	12.54	130.46

Obuasi	2.71	13.08	35.49

AGA Mineração	3.21	5.91	19.01

Total	47.22	10.89	514.09

Rounding of figures may result in computational discrepancies.

Stockpiles: Imperial
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles		At June 30, 2011
			Gold content
	Tons (million)	Grade (ounces/ton)	(million ounces)

South Africa
Surface sources (2)	118.28	0.014	1.65

Continental Africa
Ghana
Iduapriem	5.53	0.026	0.14

Guinea
Siguiri (85 percent) (1)(3)	68.92	0.017	1.14

Mali
Morila (40 percent) (1)	3.55	0.036	0.13
Sadiola (38 percent) (1)	3.50	0.076	0.26
Yatela (40 percent) (1)	0.68	0.019	0.01

Namibia
Navachab	9.03	0.019	0.17

Tanzania
Geita	9.99	0.034	0.33

Australasia
Australia
Sunrise Dam	15.96	0.034	0.55

Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	13.07	0.021	0.27

Brazil
Serra Grande (50 percent) (1)	0.08	0.070	0.01

(1)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.

(2)	Centralized operations treating material on surface that was previously generated by several underground operations.

(3)	Spent heap included in Ore Reserve.
Rounding of figures may result in computational discrepancies.

Stockpiles: Imperial
Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles		At December 31, 2010
			Gold content
	Tons (million)	Grade (ounces/ton)	(million ounces)

South Africa
Surface sources (2)	121.79	0.014	1.74

Continental Africa
Ghana
Iduapriem	4.29	0.030	0.13

Guinea
Siguiri (85 percent) (1)(3)	67.22	0.016	1.08

Mali
Morila (40 percent) (1)	5.53	0.040	0.22
Sadiola (38 percent) (1)	2.57	0.086	0.22
Yatela (40 percent) (1)	0.26	0.019	0.00

Namibia
Navachab	9.05	0.022	0.20

Tanzania
Geita	7.57	0.032	0.24

Australasia
Australia
Sunrise Dam	7.26	0.049	0.35

Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	12.35	0.020	0.25

Brazil
Serra Grande (50 percent) (1)	0.03	0.083	0.00

(1)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.

(2)	Centralized operations treating material on surface that was previously generated by several underground operations.

(3)	Spent heap included in Ore Reserve.
Rounding of figures may result in computational discrepancies.

Stockpiles: Metric
     Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles		At June 30, 2011
			Gold content
	Tonnes (million)	Grade (grams/tonne)	(tonnes)

South Africa
Surface sources (2)	107.30	0.48	51.34

Continental Africa
Ghana
Iduapriem	5.02	0.90	4.50

Guinea
Siguiri (85 percent) (1)(3)	62.52	0.57	35.43

Mali
Morila (40 percent) (1)	3.22	1.24	3.99
Sadiola (38 percent) (1)	3.18	2.59	8.23
Yatela (40 percent) (1)	0.62	0.65	0.40

Namibia
Navachab	8.19	0.65	5.32

Tanzania
Geita	9.07	1.15	10.41

Australasia
Australia
Sunrise Dam	14.48	1.18	17.07

Americas
Argentina
Cerro Vanguardia (92.5 percent)(1)	11.85	0.71	8.41

Brazil
Serra Grande (50 percent) (1)	0.07	2.39	0.17

(1)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.

(2)	Centralized operations treating material on surface that was previously generated by several underground operations.

(3)	Spent heap included in Ore Reserve.
Rounding of figures may result in computational discrepancies.

Stockpiles: Metric
     Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles		At December 31, 2010
			Gold content
	Tonnes (million)	Grade (grams/tonne)	(tonnes)

South Africa
Surface sources (2)	110.49	0.49	54.10

Continental Africa
Ghana
Iduapriem	3.89	1.05	4.06

Guinea
Siguiri (85 percent) (1)(3)	60.98	0.55	33.62

Mali
Morila (40 percent) (1)	5.02	1.39	6.97
Sadiola (38 percent) (1)	2.33	2.95	6.88
Yatela (40 percent) (1)	0.23	0.66	0.15

Namibia
Navachab	8.21	0.77	6.31

Tanzania
Geita	6.87	1.09	7.51

Australasia
Australia
Sunrise Dam	6.58	1.67	11.02

Americas
Argentina
Cerro Vanguardia (92.5 percent) (1)	11.20	0.70	7.83

Brazil
Serra Grande (50 percent) (1)	0.03	2.83	0.08

(1)	Ore Reserves attributable to AngloGold Ashanti’s percentage interest shown.

(2)	Centralized operations treating material on surface that was previously generated by several underground operations.

(3)	Spent heap included in Ore Reserve.
Rounding of figures may result in computational discrepancies.

Drill hole spacing: Imperial
In determining the Proven and Probable Ore Reserves, AngloGold Ashanti applied the following drill hole spacings:

Drill Hole Spacings
	Proven Ore Reserves	Probable Ore Reserves

South Africa
Underground sources	Ore body opened up, developed and sampled on a 7 to 10 foot spacing on raise lines and on a 16 x 16 grid thereafter	From a 131 x 131 foot spacing up to 3281 x 3281 foot spacing

Surface sources	Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers

Continental Africa
Democratic Rep. of the Congo
Kibali		131 x 131 feet
Ghana
Iduapriem	164 x 164 feet, 328 x 164 feet	246 x 164 feet, 328 x 246 feet
Obuasi — Surface	66 x 66 feet	98 x 98 feet
Obuasi — Underground	66 x 66 feet	197 x 197 feet

Guinea
Siguiri	16 x 33 feet	66 x 131 feet, 82 x 82 feet

Mali
Morila	33 x 33 feet	98 x 98 feet
Sadiola	66 x 66 feet, 82 x 82 feet	82 x 164 feet
Yatela	33 x 33 feet, 82 x 82 feet	115 x 148 feet

Namibia
Navachab	33 x 33 feet	82 x 164 feet

Tanzania
Geita	16 x 33 feet, 33 x 33 feet	131 x 131 feet

Australasia
Australia
Sunrise Dam	33 x 33 feet, 82 x 82 feet	66 x 66 feet, 131 x 131 feet,
164 x 164 feet

Americas
Argentina
Cerro Vanguardia	41 x 41 feet	131 x 131 feet

Brazil
AGA Mineração	66 x 66 feet, 82 x 82 feet.	66 x 66 feet, 164 x 164 feet.
Drilling pattern of 197 x 66
feet for Cuiabá Expansion
Project.
Serra Grande	33 x 33 feet, 66 x 33 feet	33 x 66 feet, 66 x 164 feet

United States of America
Cripple Creek & Victor	<98 x 98 feet	>98 x 98 feet

Drill hole spacing: Metric
In determining the Proven and Probable Ore Reserves, AngloGold Ashanti applied the following drill hole spacings:

Drill Hole Spacings
	Proven Ore Reserves	Probable Ore Reserves

South Africa
Underground sources	Ore body opened up, developed and sampled on a 2 to 3 meter spacing on raise lines and on a 5 x 5 grid thereafter	From a 40 x 40 meter spacing up to 1000 x 1000 meter spacing
Surface sources	Variable sampling strategies: Belt samplers,cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers

Continental Africa
Democratic Rep. of the Congo
Kibali		40 x 40 meter
Ghana
Iduapriem	50 x 50 meter, 100 x 50 meter	75 x 50 meter, 100 x 75 meter
Obuasi — Surface	20 x 20 meter	30 x 30 meter
Obuasi — Underground	20 x 20 meter	60 x 60 meter

Guinea
Siguiri	5 x 10 meter	20 x 40 meter, 25 x 25 meter

Mali
Morila	10 x 10 meter	30 x 30 meter
Sadiola	20 x 20 meter, 25 x 25 meter	25 x 50 meter
Yatela	10 x 10 meter, 25 x 25 meter	35 x 45 meter

Namibia
Navachab	10 x 10 meter	25 x 25 meter

Tanzania
Geita	5 x 10 meter, 10 x 10 meter	40 x 40 meter

Australasia
Australia
Sunrise Dam	10 x 10 meter, 25 x 25 meter	20 x 20 meter, 40 x 40 meter, 50 x 50 meter

Americas
Argentina
Cerro Vanguardia	12.5 x 12.5 meter	40 x 40 meter

Brazil
AGA Mineração	20 x 20 meter, 25 x 25	20 x 20 meter, 50 x 50 meter.
meter. Drilling pattern of
60 x 20 for Cuiabá Expansion
Project.
Serra Grande	10 x 10 meter, 20 x 10 meter	10 x 20 meter, 20 x 50 meter

United States of America	<30 x 30 meter	>30 x 30 meter
Cripple Creek & Victor